					Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended	Years Ended
	September 30,	December 31,
	2017	2016	2015	2014	2013	2012
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$513,874	$555,928	$430,089	$325,955	$517,015	$505,478
AFUDC - equity	(13,073)	(12,576)	(9,325)	(7,002)	(15,930)	(25,469)
AFUDC - debt	(9,494)	(9,304)	(7,575)	(5,611)	(11,261)	(22,216)
Total	$491,307	$534,048	$413,189	$313,342	$489,824	$457,793
Fixed charges:
Interest expense	$231,473	$242,983	$247,571	$264,926	$261,377	$247,013
Other interest	13,073	12,576	9,325	7,002	15,930	25,469
Portion of rentals representative of the interest factor (a)	7,986	8,061	8,980	10,732	10,257	10,251
Total	$252,532	$263,620	$265,876	$282,660	$287,564	$282,733
Earnings available for combined fixed charges	$743,839	$797,668	$679,065	$596,002	$777,388	$740,526

Ratio of Earnings to Fixed Charges	2.95x	3.03x	2.55x	2.11x	2.70x	2.62x

(a) Represents interest portion of rents estimated at 33 1/3 percent.